                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:    August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     8     )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844090 10 1
                      ------------------------------------
                                (CUSIP Number)

           Sonya Meyers Davis, (314) 694-1000
           Monsanto Company, 800 N. Lindbergh Boulevard, St. Louis, MO 63167
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

        September 1, 1997 - Spinoff of Monsanto Company's chemicals business
        --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 4

- -------------------------                           -------------------------
 CUSIP NO.  844 090 10 1         SCHEDULE 13D        Page   2  of  4  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company, EIN 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /
    Not Applicable
- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    Not Applicable
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)


- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          -0-
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   -0-
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 4

The following items are being amended as a result of Monsanto
Company's spinoff of its chemicals business on September 1, 1997 which included the transfer of beneficial ownership of its interest in the issuer to Solutia Inc.

Item 1.   Security and Issuer
- -----------------------------
     This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303, Telephone (415) 962-9111.

Item 2.   Identity and Background
- ---------------------------------
     This Schedule is being filed by reason of Monsanto's spinoff of its chemicals business which included the transfer to Solutia Inc. of beneficial ownership of Monsanto's entire interest in the shares of common stock of Southwall. Such transfer includes those shares represented by conversion of the convertible note, which note currently is held by Monsanto in trust for Solutia Inc. pending transfer of legal title.

Item 3.   Source and Amount of Funds or Other Consideration
- -----------------------------------------------------------
     N/A

Item 4.   Purpose of the Transactions
- -------------------------------------
     N/A

Item 5.   Interest in Securities of the Issuer
- ----------------------------------------------
     As a result of the spinoff of its chemicals business, Monsanto no longer has beneficial ownership in any shares of Southwall.

Item 6.   Material to be Filed as Exhibits
- ------------------------------------------
     N/A

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  MONSANTO COMPANY








                                  By  /s/ Sonya Meyers Davis

                                  Assistant Secretary

September 10, 1997.

                           Page 4 of 4